SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 18, 2008

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated September 18, 2008 re:  Acquisition

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM CANADA, AUSTRALIA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

FOR IMMEDIATE RELEASE

Recommended acquisition

of

HBOS plc

by

Lloyds TSB Group plc

to be implemented by means of a scheme of arrangement
under sections 895 to 899 of the Companies Act 2006

18 September 2008

Summary

  Lloyds TSB and HBOS announce that they have reached agreement on the terms of a recommended acquisition by Lloyds TSB of HBOS. Under the terms of the Acquisition, HBOS Shareholders will receive 0.83 Lloyds TSB Shares for every 1 HBOS Share. The offer values HBOS at £12.2 billion (based on Lloyds TSB's closing price on 17 September 2008 of 279.75 pence). Existing Lloyds TSB Shareholders will own approximately 56 per cent. of the issued share capital of Lloyds TSB as enlarged by the Acquisition and existing HBOS Shareholders approximately 44 per cent.

  The Boards of HBOS and Lloyds TSB believe that the Acquisition is a compelling business combination which offers substantial benefits for shareholders and customers.  The Acquisition accelerates Lloyds TSB's stated strategic aim to build the UK's leading financial services company by focusing on growing sustainable earnings streams, based on deep customer relationships.

  Lloyds TSB's intention is that the combination will strengthen its ability to serve UK customers in these difficult markets. Specifically Lloyds TSB intends that new lending by the new combined bank for both UK mortgages and SMEs will continue at least at current levels and will expand as market conditions improve. In addition, Lloyds TSB intends to increase the range of products on offer on competitive terms to First Time Buyers ("FTBs"), building on the current shared equity and shared ownership offers.

  The Enlarged Group will continue to use The Mound as its Scottish headquarters, will continue to hold its Annual General Meeting in Scotland and will continue to print Bank of Scotland bank notes. In addition the management focus is to keep jobs in Scotland.

  Sir Victor Blank will be Chairman and Eric Daniels will be Chief Executive of the Enlarged Group.

  The Enlarged Group intends to operate a dividend policy which is consistent with attaining its desired capital ratios and financing the growth of the business. In implementation of these objectives, the Enlarged Group intends to pay the final dividend for the 2008 financial year in shares. Thereafter the Group intends to pay a 2009 dividend based on a payout ratio of 40 per cent. of underlying earnings and a progressive dividend policy thereafter.

  Lloyds TSB estimates that a combination with HBOS will lead to an additional contribution to earnings before tax from cost synergies significantly in excess of £1 billion per year by 2011.

  It is expected that the Acquisition will lead to accretion in Lloyds TSB's earnings per share of over 20 per cent. per annum including cost synergies (before exceptional items) from 2011. This statement as to financial accretion is not intended to mean that Lloyds TSB's future earnings per share will necessarily exceed or match those of any prior year. These figures are not based on HBOS estimates and have not been approved by HBOS.

  The combined group will benefit from a portfolio of strong and trusted brands including Bank of Scotland, Halifax, C&G and Scottish Widows.

  It is intended that the Acquisition will be implemented by means of a scheme of arrangement under sections 895 to 899 of the Companies Act. It is expected that the Scheme Document will be posted by November 2008 and that, subject to the satisfaction, or where relevant waiver, of all relevant conditions, the Scheme will become effective and the Acquisition completed at the end of 2008 or early 2009.

  The Board of HBOS, in reviewing the Lloyds TSB offer, has given careful consideration to the current market uncertainties and to their potential impact on HBOS.  The directors of HBOS, who have been so advised by Morgan Stanley and Dresdner Kleinwort, consider the terms of the Acquisition to be fair and reasonable. In providing their advice, Morgan Stanley and Dresdner Kleinwort have taken into account the commercial assessments of the directors of HBOS. Accordingly, the HBOS Board intends unanimously to recommend that HBOS Shareholders vote in favour of the Scheme.

  The Acquisition is conditional on, among other things, certain approvals by Lloyds TSB Shareholders and HBOS Shareholders and the sanction of the Scheme by the Court.  Merger control approvals and regulatory clearances from, inter alia, the Financial Services Authority will also need to be obtained. In order to become effective, the Scheme must be approved by a majority in number of HBOS shareholders voting, representing three-fourths in value of the HBOS Shares that are voted, at the Court Meeting. In addition, a special resolution implementing the Scheme and sanctioning the related reduction of capital must be passed by HBOS Shareholders representing 75 per cent. of the votes cast at the HBOS Extraordinary General Meeting.

Commenting on the Acquisition, Sir Victor Blank, Chairman of Lloyds TSB said:

"This will be a unique opportunity to accelerate and extend our strategy and create the UK's leading financial services group.

Lloyds TSB/HBOS's outstanding franchise will enable it to service more of its customers needs with the balance sheet strength to prosper in challenging markets. This is a good deal for customers and shareholders."

Commenting on the Acquisition, Dennis Stevenson, Chairman of HBOS, said:

"This is the right transaction for HBOS and its shareholders. Against the backdrop of the very high levels of volatility our industry is experiencing, the combined group will be one of the strongest players in the UK financial services sector. In addition, the combined group will have excellent brands and a very powerful franchise. We are recommending our shareholders vote for this transaction."

This summary should be read in conjunction with, and is subject to, the full text of this announcement and the appendices hereto. Appendix I to this announcement contains the conditions to, and certain further terms of, the Acquisition. Appendix II to this announcement contains further details of the bases and sources of information contained in this announcement. Appendix III contains definitions of certain expressions used in this summary and in this announcement.

Lloyds TSB is being advised by Merrill Lynch who is also providing corporate broking advice. Citi is corporate broker and is also providing financial advice to Lloyds TSB. Lazard is also providing financial advice to Lloyds TSB.  HBOS is being advised by Morgan Stanley who is lead financial adviser and joint corporate broker to HBOS. Dresdner Kleinwort is financial adviser and joint corporate broker to HBOS.

Enquiries:
Lloyds TSB
Michael Oliver (Director of Investor Relations)	+44 (0) 207 356 2167
Amy Mankelow (Media Relations)	+44 (0) 207 356 1497
Merrill Lynch - Financial Adviser to Lloyds TSB	+44 (0) 207 628 1000
Matthew Greenburgh
Henrietta Baldock
Citi - Corporate Broker to Lloyds TSB	+44 (0) 207 986 0000
David James
Andrew Thompson
Merrill Lynch - Joint Corporate Broker on the Transaction	+44 (0) 207 628 1000
Michael Findlay
Mark Astaire
Finsbury - PR advisor to Lloyds TSB	+44 (0) 207 251 3801
Roland Rudd
Mike Smith
HBOS
Charles Wycks - Director of Investor Relations	+44 207 905 9600
Shane O'Riordain - General Manager, Group Communications	+44 131 243 7195 +44 7770 544 585 (mobile)
Morgan Stanley - Lead Financial Advisor to HBOS	+44 207 425 8000
Investment Banking
Simon Robey
William Chalmers
Corporate Broking - Joint Corporate Broker
Paul Baker
Mark Brooker
Dresdner Kleinwort - Financial Adviser to HBOS	+44 (0) 207 623 8000
David Hutchison
Stewart Bennett
Corporate Broking - Joint Corporate Broker
Jim Hamilton
Alex Reynolds

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR AN INVITATION TO SUBSCRIBE FOR OR PURCHASE, ANY SECURITIES OR THE SOLICITATION OF ANY APPROVAL IN ANY JURISDICTION, NOR SHALL THERE BE ANY SALE, ISSUANCE OR TRANSFER OF THE SECURITIES REFERRED TO IN THIS ANNOUNCEMENT IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

The distribution of this announcement in jurisdictions other than the United Kingdom and the United States may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement has been prepared for the purposes of complying with Scottish law, the Listing Rules, the rules of the London Stock Exchange and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.

The New Lloyds TSB Shares and New Lloyds TSB ADRs to be received by HBOS Shareholders and holders of HBOS ADRs, respectively  under the Scheme have not been, and will not be, registered under the Securities Act or under the securities laws of any state, district or other jurisdiction of the United States, or of Canada, Australia or Japan and no regulatory clearances in respect of the registration of New Lloyds TSB Shares have been, or will be, applied for in any such  jurisdiction.  It is expected that the New Lloyds TSB Shares and New Lloyds TSB ADRs will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. This transaction has not been and will not be approved or disapproved by the SEC, nor has the SEC or any US state securities commission passed upon the merits or fairness of the transaction nor upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offence in the United States.  Under applicable US securities laws, HBOS Shareholders holders of HBOS ADRs who are or will be "affiliates" of Lloyds TSB prior to or after the Effective Date will be subject to certain transfer restrictions relating to the New Lloyds TSB Shares and New Lloyds TSB ADRs  received in connection with the Scheme.

Lloyds TSB and HBOS strongly advise Lloyds TSB Shareholders and HBOS Shareholders to read the formal documentation relating to the Acquisition when it becomes available because it will contain important information relating to the Acquisition. Any response in relation to the Acquisition should be made only on the basis of the information contained in the formal documentation relating to the Acquisition.  This announcement does not constitute a prospectus or prospectus equivalent document.

Merrill Lynch is acting as sole financial adviser and is also providing corporate broking advice to Lloyds TSB and no one else in connection with the Acquisition and will not be responsible to anyone other than Lloyds TSB for providing advice in relation to the transaction or any other matter referred to herein.

Citi is acting as corporate broker to Lloyds TSB and is also providing financial advice to Lloyds TSB. It is acting for no one else in connection with the Transaction and will not be responsible to anyone other than Lloyds TSB for providing protections afforded to the clients of Citi, nor for providing advice in relation to the Acquisition or any other matters referred to herein.

Lazard also provided financial advice to Lloyds TSB.

Morgan Stanley is acting for HBOS as financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than HBOS for providing the protections afforded to customers of Morgan Stanley nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Dresdner Kleinwort Limited, which is authorised and regulated by the Financial Services Authority, is acting for HBOS and for no one else in connection with the Offer and will not be responsible to anyone other than HBOS for providing the protections afforded to clients of Dresdner Kleinwort Limited or for affording advice in relation to the Offer or any other matters referred to in this announcement.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Lloyds TSB or HBOS, all "dealings" in any " relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective, or on which the "offer period" for the purposes of the City Code otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Lloyds TSB or HBOS, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Lloyds TSB or HBOS by Lloyds TSB or HBOS, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Forward Looking Statements

This document includes certain "forward looking statements" with respect to the business, strategy and plans of Lloyds TSB Group and HBOS and their respective expectations relating to the Acquisition and their future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group's or HBOS's or their respective management's beliefs and expectations, are forward looking statements. Words such as "believes", "anticipates", "estimates", "expects", "intends", "aims", "potential", "will", "would", "could", "considered", "likely", "estimate" and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur.

Examples of such forward looking statements include, but are not limited to, statements about expected benefits and risks associated with the Acquisition, projections or expectations of profit attributable to shareholders, anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Lloyds TSB, HBOS or the combined business following the Acquisition; statements about the future trends in interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Lloyds TSB, HBOS or the combined company following the Acquisition; statements concerning any future UK, US or other economic environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by Lloyds TSB or HBOS or on their behalf include, but are not limited to, general economic conditions in the United Kingdom, the United States or elsewhere; regulatory scrutiny, legal proceedings or complaints; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves; the ability to secure new customers and develop more business from existing customers; the Acquisition not being completed or not being completed as currently envisaged; additional unanticipated costs associated with the Acquisition or the operating of the combined company; or an inability to implement the strategy of the combined company or achieve the Acquisition benefits set out herein. Additional factors that could cause actual results to differ materially from forward looking statements are set out in the most recent annual reports and accounts of the Lloyds TSB Group and HBOS, including Lloyds TSB Group's most recent annual report on Form 20-F filed with the SEC.

Forward-looking statements only speak as of the date on which they are made, and the events discussed herein may not occur. Subject to compliance with applicable law and regulation, neither Lloyds TSB nor HBOS undertakes any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise.

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for either Lloyds TSB or HBOS as appropriate.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM CANADA, AUSTRALIA OR JAPAN OR ANY OTHER JURISDICTION
WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

FOR IMMEDIATE RELEASE

Recommended acquisition

of

HBOS plc

by

Lloyds TSB Group plc

to be implemented by means of a scheme of arrangement
under sections  895 to 899 of the Companies Act 2006

Introduction

Lloyds TSB and HBOS announce that they have reached agreement on the terms of a recommended acquisition by Lloyds TSB of HBOS, which is to be effected by means of a scheme of arrangement under sections 895 to 899 of the Companies Act.

The Board of HBOS, in reviewing the Lloyds TSB offer, has given careful consideration to the current market uncertainties and to their potential impact on HBOS.  The directors of HBOS, who have been so advised by Morgan Stanley and Dresdner Kleinwort, consider the terms of the Acquisition to be fair and reasonable. In providing their advice, Morgan Stanley and Dresdner Kleinwort have taken into account the commercial assessments of the directors of HBOS. Accordingly, the HBOS Board intends unanimously to recommend that HBOS Shareholders vote in favour of the Scheme.

The sources and bases of information contained in this announcement are set out in Appendix II. The definitions of certain expressions used in this announcement are contained in Appendix III.

The Acquisition

Under the Scheme, and subject to the Conditions and further terms set out in Appendix I and the full terms and conditions that will be set out in the Scheme Document, Lloyds TSB will issue New Lloyds TSB Shares to HBOS Shareholders on the following basis:

for every 1 HBOS Share        0.83 N ew Lloyds TSB Share

Holders of HBOS ADRs will be entitled to receive 0.2075 Lloyds TSB ADRs for each HBOS ADR cancelled pursuant to the Scheme.

Based on the Closing Price of 279.75 per Lloyds TSB Share on 17 September 2008, being the last Business Day prior to this announcement, the Acquisition values each HBOS Share at 232 pence and the existing issued share capital of HBOS at approximately £12.2 billion.

Existing Lloyds TSB Shareholders will own approximately 56 per cent. of the issued share capital of Lloyds TSB as enlarged by the Acquisition and existing HBOS Shareholders approximately 44 per cent.

Background to and reasons for the Acquisition

The Boards of HBOS and Lloyds TSB believe that the acquisition is a compelling business combination which offers substantial benefits for shareholders and customers.

The enlarged group will have excellent breadth and balance with strong positions in Retail, Corporate Banking, SME Business Banking and Long Term Savings.  The enlarged group will have a substantial direct personal customer base and the means to unlock the significant commercial opportunities offered by Lloyds TSB's and HBOS's partnerships and alliances.

The acquisition of HBOS accelerates Lloyds TSB's stated strategic aim to build the UK's leading financial services company by focusing on growing sustainable earnings streams, based on deep customer relationships.

Going forward, successful banks will need to have excellent customer reach backed up by robust capital and liquidity positions, with liability growth coming principally from retail and commercial deposits and with asset growth founded on the strongest possible credit risk management. And they will need class leading cost and capital efficiency to be economically profitable in a world where capital requirements are likely to be higher. The new Group is very well positioned for this environment.

Both banks have been extremely successful at growing their retail savings business. The Groups substantial customer base will give it the best possible access to reliable, low volatility, sources of funding for growth. On the asset side, the Group's focus on relationship lending and on 'through the cycle' credit policies will enable lending growth at low risk.

Both banks are acknowledged leaders in efficiency and cost management. Even before synergies, the combined group will have the lowest cost:income ratio in its main market. After synergies, the Group's cost income ratio is expected to be below 40 per cent., one of the lowest amongst banks in the world. Furthermore, the combined skills of the Group in areas like lean management and straight-through processing will allow this ratio to be reduced further over time. Allied to the Group's combined focus on economic profit disciplines, this will enable growth with high levels of profitability, even in a world of higher capital requirements.

* Retail Banking and bancassurance

The acquisition brings together two of the strongest retailers in UK financial services, with strengths in customer relationship management, product design, branch sales processes and in telephone and internet banking. Significant cost savings can be made by combining the networks and back offices of Lloyds TSB and HBOS whilst creating the largest and most effective retail franchise in the UK, enabling better access and service for our customers.

Future retail financial services growth will be driven principally by increasing demand for bank deposits, savings and investments. This merger combines the UK's top two bancassurers. Allied to the Group's strengths in savings, and in wealth management, this creates the leader in what is likely to be the fastest growing area of retail financial services.

Lloyds TSB believes it can generate increased revenues from extending its wealth management products and services through a comprehensive offering which leverages Lloyds TSB and HBOS's long term savings product suites to deliver increased sales of life, pensions and unit trust products across the combined customer base.

* Wholesale Banking

The combination of Lloyds TSB and HBOS's expertise and products across the enlarged distribution network and customer base is expected to generate significant revenues in wholesale banking.

Both Groups have focused on the attractive SME, commercial and mid-corporate segments. With the increasing sophistication of smaller and mid-sized companies' financial services needs, this is also expected to be the fastest growing area of wholesale banking. The combined Group will benefit from better reach, closer segmentation and a broader range of products to grow Lloyds TSB's business. A strong focus on relationships, allied to 'through the cycle' credit risk management, is expected to deliver accelerated and sustainable earnings growth from this business.

Synergies, financial effects and pro forma financials

Lloyds TSB estimates that a combination with HBOS will lead to an additional contribution to earnings before tax from cost synergies significantly in excess of £1 billion by 2011 following completion of the transaction, in excess of 10 per cent. of the combined cost base.

Retail: elimination of branch duplication, complementary improvement in sales effectiveness and seller focus across all distribution channels, integrated IT platform, cost avoidance and divisional and other consolidation;

Wealth: bancassurance sales capabilities and enhanced private banking and wealth offerings;

Insurance: combination of manufacturing in life & pensions and rationalisation of general insurance platforms;

Wholesale: coverage rationalisation, single dealing and trading platform, unified risk management and a broadened product range targeted at capturing increased product cross-sell;

Operations: improved productivity through the application of lean manufacturing, improvements in branch efficiency using 'straight-through-processing', centralisation and combination of back-office operations and offshoring;

IT: consolidation of IT infrastructure including data centres and networks;

Procurement: application of Lloyds TSB's procurement programme and additional benefits of enhanced buyer power; and

Head Office:  consolidation of head office functions including Risk, HR, Finance, Legal and rationalisation and reduction of the property footprint.

It is expected that the Acquisition will lead to accretion in Lloyds TSB's earnings per share of over 20 per cent. per annum including cost synergies (before exceptional items) from 2011. This statement as to financial accretion is not intended to mean that Lloyds TSB's future earnings per share will necessarily exceed or match those of any prior year. These figures are not based on HBOS estimates and have not been approved by HBOS.

The Enlarged Group intends to operate a dividend policy which is consistent with attaining its desired capital ratios and financing the growth of the business. In implementation of these objectives, the Enlarged Group intends to pay the final dividend for the 2008 financial year in shares. Thereafter the Group intends to pay a 2009 dividend based on a payout ratio of 40 per cent. of underlying earnings and a progressive dividend policy thereafter.

Lloyds TSB and HBOS have proven, highly successful treasuries. The combined group is funded approximately 55 per cent. from customer deposits. The combined group has approximately £80 billion of liquid reserves with a diversified, innovative retail strategy. Lloyds TSB and HBOS's Cancara and Grampian securitisations are successfully funding.

The pro forma capital ratios of the Enlarged Group at 30 June 2008 are as follows, based on published financial information*:

Total capital ratio         11.4 per cent.

Tier 1 capital ratio        8.0 per cent.

Core tier 1                   5.9 per cent.

*Adjusted for HBOS rights issue and HBOS announced AFS reserves of £2.4 billion post-tax.

The target core tier 1 ratio will be in the 6 - 7 per cent. range and Lloyds TSB expects to be within the target range during 2010. Lloyds TSB believes it is prudent to seek to accelerate achievement of the target range. Lloyds TSB will therefore actively consider the potential disposal of non-core assets identified in the integration.

Information on HBOS

The HBOS Group is a diversified financial services group engaged in a range of banking, insurance broking, financial services and finance-related activities throughout the United Kingdom and internationally (Australia, Ireland, Europe and North America). The HBOS Group's products and services can be categorised into the following business divisions:

• Retail;

• Corporate;

• Insurance & Investment;

• Strategy & International; and

• Treasury and Asset Management.

As at 30 June 2008, HBOS was the largest retail mortgage provider in the UK with a market share of 20 per cent and balances of approx. £255.8 billion and the largest liquid savings provider in the UK with a market share of 15.4 per cent.

For the financial year ended 31 December 2007, HBOS reported revenues of £21.3 billion and generated profit before taxation of £5.5 billion. HBOS reported total assets of £681.4 billion and shareholders equity of £20.1 billion as at 30 June 2008.

Information on Lloyds TSB

Lloyds TSB is a leading UK based financial services group providing a wide range of banking and financial services, primarily in the UK, to personal and corporate customers. Its main business activities are retail, commercial and corporate banking, general insurance, and life, pensions and investment provision.  For the six months ended 30 June 2008, Lloyds TSB had revenues of £4.6 billion and net income of £0.6 billion and as at 30 June 2008 had total assets of £367.8 billion and shareholders' equity of £10.8 billion.

Management and employees

Lloyds TSB has given assurances to the HBOS Directors that the existing employment rights, including pension rights, of all management and employees of the HBOS Group will be fully safeguarded following completion of the Acquisition.

The New Lloyds TSB Shares and New Lloyds TSB ADRs

The New Lloyds TSB Shares will be issued credited as fully paid and will rank pari passu in all respects with existing Lloyds TSB Shares and will be entitled to all dividends and other distributions declared or paid by Lloyds TSB by reference to a record date on or after the Effective Date but not otherwise.

Lloyds TSB's ordinary shares are listed on the London Stock Exchange.  Application will be made to the UK Listing Authority for the New Lloyds TSB Shares to be admitted to the Official List and the London Stock Exchange plc for the New Lloyds TSB Shares to be admitted to trading on its market for listed securities.  Lloyds TSB had a market capitalisation of approximately £15.9 billion based on the Closing Price of Lloyds TSB Shares on 16 September 2008, the last Business Day prior to the commencement of the offer period.

The Lloyds TSB ADRs are listed and traded on the NYSE. A supplemental listing application will be made to the NYSE in respect of the New Lloyds TSB Shares and New Lloyds TSB ADRs to be issued pursuant to the Scheme and the New Lloyds TSB ADRs are expected to be listed and traded thereon. The New Lloyds TSB ADRs will be issued subject to the terms and conditions of the Lloyds TSB Deposit Agreement.

Implementation agreement

Lloyds TSB and HBOS have entered into the Implementation Agreement which provides, inter alia, for the implementation of the Scheme and contains certain assurances and confirmations between the parties, including provisions to implement the Scheme on a timely basis and governing the conduct of the business of the HBOS Group.

Under the Implementation Agreement, HBOS has agreed to pay Lloyds TSB an inducement fee equivalent to one per cent. of the total value attributable to the HBOS Shares under the Acquisition (calculated on a fully diluted basis based on the closing price of a Lloyds TSB Share on the Business Day prior to the date of the occurrence of the relevant event set out below and inclusive of any value added tax payable, except to the extent that any such value added tax is recoverable by HBOS) if:

  the HBOS Directors do not unanimously and without qualification recommend the HBOS Shareholders to vote in favour of the Scheme and the resolutions to be passed at the HBOS Extraordinary General Meeting or they (or any committee of the HBOS Directors) withdraw, or adversely modify, or qualify their recommendation to HBOS Shareholders to vote in favour of the Scheme and/or the resolutions at or prior to the HBOS Extraordinary General Meeting or the Court Meeting; or

  at any time after approval of the Scheme by HBOS Shareholders at the Court Meeting but before the grant of the Court Orders, the HBOS Directors, in exercise of their fiduciary duties, decide not to proceed with the Scheme; or

  without the consent of Lloyds TSB, HBOS withdraws the Scheme or takes steps to defer (or adjourn) the holding of the Court Meeting or the HBOS Extraordinary General Meeting or the Court Hearings to approve the Scheme to a date later than 28 February 2009; or

  a Competing Proposal is announced prior to the Scheme lapsing or being withdrawn, which Competing Proposal subsequently becomes or is declared wholly unconditional or is completed.

The Implementation Agreement terminates in certain circumstances, including if the Court Orders sanctioning the Scheme are not granted, or any resolutions required to approve and implement the Scheme are not passed by HBOS Shareholders or Lloyds TSB Shareholders.

HBOS has further agreed that the number of shares to be issued pursuant to the capitalisation issue being implemented in lieu of its 2008 interim dividend will be calculated on the basis of 232 pence per HBOS share, being the value per HBOS share implied by the terms of the Acquisition.

Further, HBOS has undertaken to not (directly or indirectly) solicit approaches from any persons with a view to a transaction taking place which might reasonably be expected to preclude or materially restrict or delay the Acquisition.

Further information regarding the Implementation Agreement will be set out in the Scheme Document.

Effect of the Scheme on the HBOS Share Option Schemes

Lloyds TSB intends to make appropriate proposals to award holders under the HBOS Share Option Schemes.  Award holders will be informed of the proposals as soon as is practicable.

Structure of the Acquisition

The Acquisition is expected to be effected by means of a scheme of arrangement between HBOS and its shareholders under sections 895 to 899 of the Companies Act. The procedure involves an application by HBOS to the Court to sanction the Scheme and to confirm the cancellation of HBOS's currently issued ordinary share capital. In consideration for the cancellation of HBOS Shares and the issue of new HBOS Shares to Lloyds TSB, the HBOS Shareholders and holders of HBOS ADRs will receive New Lloyds TSB Shares or New Lloyds TSB ADRs, as the case may be, on the basis set out in paragraph 2 above.

Before the Court Orders can be sought, the Scheme will require approval (i) by HBOS Shareholders at the Court Meeting and (ii) by the HBOS Shareholders of certain resolutions to be proposed at the HBOS Extraordinary General Meeting.

The Court Meeting will be convened by order of the Court for the purposes of considering and, if thought fit, approving the Scheme (with or without modification). The Scheme will be approved at the Court Meeting if a majority in number representing not less than 75 per cent. in value of HBOS Shareholders present and voting, either in person or by proxy, vote in favour of the Scheme.

The HBOS Extraordinary General Meeting will be convened for the purposes of considering and, if thought fit, passing a special resolution to approve the reduction of HBOS's share capital and amendments to the HBOS Articles necessary to implement the Scheme and any other resolutions that may be necessary.

The Lloyds TSB Extraordinary General Meeting will be convened for the purposes of considering and, if thought fit, passing resolutions to approve the Acquisition and the increase in Lloyds TSB's share capital necessary to issue the New Lloyds TSB Shares under the Scheme and to give effect to the Acquisition.

Once the necessary approvals from the HBOS Shareholders and Lloyds TSB Shareholders have been obtained and the other Conditions have been satisfied or (where applicable) waived, the Scheme will become effective upon sanction by the Court and registration of the Court Orders by the Registrar of Companies in England and Wales. Upon the Scheme becoming effective, it will be binding on all HBOS Shareholders, irrespective of whether they attended or voted at the Court Meeting or the HBOS Extraordinary General Meeting.

This exchange ratio assumes that HBOS will not declare or pay any dividend after the date of this announcement, other than pursuant to the capitalisation issue to be implemented in lieu of the HBOS 2008 interim dividend.

No fractions of New Lloyds TSB Shares or New Lloyds TSB ADRs will be allotted to holders of HBOS Shares. Fractional entitlements to New Lloyds TSB Shares or New Lloyds TSB ADRs will be aggregated and sold in the market and the net proceeds of sale distributed pro rata to the holders of HBOS Shares and HBOS ADRs, as the case may be, entitled to them.

If the Scheme becomes effective the HBOS Shares will be disposed of by HBOS Shareholders fully paid and free from all liens, equities, charges, encumbrances and other interests and together with all rights attaching to them after the date of this announcement.

The Acquisition will be subject to the conditions and terms set out or referred to in Appendix I of this announcement and in the Scheme Document. It is expected that, subject to the satisfaction or, where relevant, waiver of all of the conditions to the Scheme, the Scheme will become effective and the Acquisition completed at the end of 2008 or in early 2009.

Other than any Lloyds TSB Shares purchased and cancelled pursuant to any existing Lloyds TSB repurchase facility or any Lloyds TSB Shares issued pursuant to Lloyds TSB share option schemes or following the conversion of currently outstanding securities convertible into Lloyds TSB Shares, if any changes are made to Lloyds TSB's share capital or Lloyds TSB makes an extraordinary distribution (but excluding for the avoidance of doubt any dividends made in the ordinary course) in cash or specie other than in exchange for fair value in cash or specie (the "Lloyds TSB Share Capital Change") in either case, after the date of this announcement but before the Effective Date, such adjustments shall be made to the Exchange Ratio as Merrill Lynch and Morgan Stanley agree are fair and reasonable such that the Exchange Ratio is what it would have been had it been calculated immediately prior to the release of this announcement had the relevant Lloyds TSB Share Capital Change already occurred.

Other than any HBOS Shares issued pursuant to the HBOS Share Option Schemes or shares to be issued pursuant to the capitalisation issue being implemented in lieu of its 2008 interim dividend, if any changes are made to HBOS's share capital or HBOS makes any distribution whether in cash or otherwise (the "HBOS Share Capital Change") after the date of this announcement but before the Effective Date, such adjustments shall be made to the Exchange Ratio as Merrill Lynch and Morgan Stanley agree are fair and reasonable such that the Exchange Ratio is what it would have been had it been calculated immediately prior to the release of this announcement had the relevant HBOS Share Capital Change already occurred.

De-listing of HBOS Shares and termination of the HBOS Deposit Agreement

The London Stock Exchange and the UK Listing Authority will be requested respectively to cancel trading in HBOS Shares on the London Stock Exchange's market for listed securities and the listing of the HBOS Shares from the Official List. The last day of dealings in HBOS Shares on the London Stock Exchange is expected to be the Business Day immediately prior to the Effective Date and no transfers will be registered after 6:00 p.m. on that date. On the Effective Date, share certificates in respect of HBOS Shares will cease to be valid and should be destroyed. In addition, entitlements to HBOS Shares held within the CREST system will be cancelled on the Effective Date.

In connection with the Acquisition, holders of HBOS ADRs will be entitled to receive 0.2075 Lloyds TSB ADRs for each HBOS ADR cancelled pursuant to the Scheme. As a result, Lloyds TSB intends to procure that the HBOS Deposit Agreement is terminated following completion of the Acquisition.

Regulatory Clearances

The Acquisition is conditional upon obtaining merger control approvals and regulatory clearances from the Financial Services Authority as well as certain other regulatory bodies in other jurisdictions. It is expected that, subject to the satisfaction or, where relevant, waiver, of all of the conditions to the Scheme, the Scheme will become effective and the Acquisition completed at the end of 2008 or in early 2009.

Settlement, listing and dealing

Application will be made to the UK Listing Authority for the New Lloyds TSB Shares to be admitted to the Official List and to the London Stock Exchange plc for the New Lloyds TSB Shares to be admitted to trading on its market for listed securities.

Disclosure of interests in HBOS

In the time available, for reasons of confidentiality, Lloyds TSB has not been able to establish whether it or any of the Lloyds TSB Directors, or any party acting in concert with Lloyds TSB (i) has any interest in or right to subscribe in respect of any relevant securities of HBOS, or (ii) has any short positions in respect of relevant securities of HBOS (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery, or (iii) has borrowed or lent any relevant security of HBOS (save for any borrowed shares which have been on-lent or sold).  Lloyds TSB will, however, be making enquiries in this respect after this announcement is made and will update the market when it has done so.

General

The Scheme Document will be despatched to HBOS Shareholders and, for information only, to holders of options under HBOS Share Option Schemes, in due course. The Scheme Document will include full details of the Scheme, together with notices of the Court Meeting and the HBOS Extraordinary General Meeting, the expected timetable and further information relating to the Lloyds TSB Shares and will specify the necessary action to be taken by HBOS Shareholders.

As a result of the size of the transaction, the Acquisition will also require approval of Lloyds TSB Shareholders at the Lloyds TSB Extraordinary General Meeting. Lloyds TSB is required to prepare and sent to its shareholders the Lloyds TSB Shareholders' Circular summarising the background to, and reasons for, the Acquisition (which will incur a notice convening the Lloyds TSB Extraordinary General Meeting).

Lloyds TSB will also be required to publish a Prospectus in connection with the issue of the New Lloyds TSB Shares. The Prospectus will contain information relating to the Lloyds TSB Group following the Acquisition and the New Lloyds TSB Shares.

The Acquisition will comply with the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the City Code. The Acquisition will be governed by Scottish law and will be subject to the jurisdiction of the Scottish courts and the Conditions and further terms set out in Appendix I, and the full terms and conditions to be set out in the Scheme Document.

The acquisition price of 232 pence per HBOS Share (based on Lloyds TSB's closing price on 17 September 2008 of 279.75 pence) represents a premium of approximately 57.8 per cent. to the Closing Price of 147.1 pence per HBOS Share on 17 September 2008, being the last Business Day prior to the date of this announcement.

Recommendation

The Board of HBOS, in reviewing the Lloyds TSB offer, has given careful consideration to the current market uncertainties and to their potential impact on HBOS.  The directors of HBOS, who have been so advised by Morgan Stanley and Dresdner Kleinwort, consider the terms of the Acquisition to be fair and reasonable. In providing their advice, Morgan Stanley and Dresdner Kleinwort have taken into account the commercial assessments of the directors of HBOS. Accordingly, the HBOS Board intends unanimously to recommend that HBOS Shareholders vote in favour of the Scheme.

The Board of Lloyds TSB, which has received financial advice from Merrill Lynch, considers the Acquisition to be in the best interests of the Lloyds TSB shareholders. In providing their advice to the Board of Lloyds TSB, Merrill Lynch have relied on the commercial assessment of the Lloyds TSB Board. Accordingly, the Board of Lloyds TSB intends unanimously to recommend that Lloyds TSB Shareholders vote in favour of the necessary resolutions to be proposed to Lloyds Shareholders at the Lloyds Extraordinary General Meeting.

In accordance with Rule 2.10 of the City Code, as at 17 September 2008: 5,268,736,351 HBOS Shares were in issue and 5,688,040,602 Lloyds TSB Shares were in issue. The International Securities Identification Number for HBOS is GB0030587504 and the International Securities Identification Number for Lloyds TSB Shares is GB0008706128.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR AN INVITATION TO SUBSCRIBE FOR OR PURCHASE, ANY SECURITIES OR THE SOLICITATION OF ANY APPROVAL IN ANY JURISDICTION, NOR SHALL THERE BE ANY SALE, ISSUANCE OR TRANSFER OF THE SECURITIES REFERRED TO IN THIS ANNOUNCEMENT IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

The distribution of this announcement in jurisdictions other than the United Kingdom and the United States may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement has been prepared for the purposes of complying with Scottish law, the Listing Rules, the rules of the London Stock Exchange and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.

The New Lloyds TSB Shares and New Lloyds TSB ADRs to be received by HBOS Shareholders and ADR holders, respectively,  under the Scheme have not been, and will not be, registered under the Securities Act or under the securities laws of any state, district or other jurisdiction of the United States, or of Canada, Australia or Japan and no regulatory clearances in respect of the registration of New Lloyds TSB Shares have been, or will be, applied for in any such  jurisdiction.  It is expected that the New Lloyds TSB Shares and New Lloyds TSB ADRs will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. This transaction has not been and will not be approved or disapproved by the SEC, nor has the SEC or any US state securities commission passed upon the merits or fairness of the transaction nor upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offence in the United States.  Under applicable US securities laws, HBOS Shareholders who are or will be "affiliates" of HBOS or Lloyds TSB prior to, or of Lloyds TSB after, the Effective Date will be subject to certain transfer restrictions relating to the New Lloyds TSB Shares received in connection with the Scheme.

Lloyds TSB and HBOS strongly advise Lloyds TSB Shareholders and HBOS Shareholders to read carefully the formal documentation relating to the Acquisition when it becomes available because it will contain important information relating to the Acquisition. Any response in relation to the Acquisition should be made only on the basis of the information contained in the formal documentation relating to the Acquisition. This announcement does not constitute a prospectus or prospectus equivalent document.

Merrill Lynch is acting as sole financial adviser and is also providing corporate broking advise to Lloyds TSB and  no one else in connection with the Acquisition and will not be responsible to anyone other than Lloyds TSB for providing the advice in relation to the Acquisition, or any matter referred to herein.

Citi is acting as corporate broker to Lloyds TSB and is also providing financial advice to Lloyds TSB. It is acting for no one else in connection with the Transaction and will not be responsible to anyone other than Lloyds TSB for providing protections afforded to the clients of Citi, nor for providing advice in relation to the Transaction or any other matters referred to herein.

Lazard also provided financial advice to Lloyds TSB.

Morgan Stanley is acting for HBOS as financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than HBOS for providing the protections afforded to customers of Morgan Stanley nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Dresdner Kleinwort Limited, which is authorised and regulated by the Financial Services Authority, is acting for HBOS and for no one else in connection with the Offer and will not be responsible to anyone other than HBOS for providing the protections afforded to clients of Dresdner Kleinwort Limited or for affording advice in relation to the Offer or any other matters referred to in this announcement.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Lloyds TSB or HBOS, all "dealings" in any " relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective, or on which the "offer period" for the purposes of the City Code otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Lloyds TSB or HBOS, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Lloyds TSB or HBOS by Lloyds TSB or HBOS, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Forward Looking Statements

This document includes certain "forward looking statements" with respect to the business, strategy and plans of Lloyds TSB Group and HBOS and their respective expectations relating to the Acquisition and their future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group's or HBOS's or their respective management's beliefs and expectations, are forward looking statements. Words such as "believes", "anticipates", "estimates", "expects", "intends", "aims", "potential", "will", "would", "could", "considered", "likely", "estimate" and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur.

Examples of such forward looking statements include, but are not limited to, statements about expected benefits and risks associated with the Acquisition, projections or expectations of profit attributable to shareholders, anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Lloyds TSB, HBOS or the combined business following the Acquisition; statements about the future trends in interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Lloyds TSB, HBOS or the combined company following the Acquisition; statements concerning any future UK, US or other economic environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by Lloyds TSB or HBOS or on their behalf include, but are not limited to, general economic conditions in the United Kingdom, the United States or elsewhere; regulatory scrutiny, legal proceedings or complaints; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves; the ability to secure new customers and develop more business from existing customers; the Acquisition not being completed or not being completed as currently envisaged; additional unanticipated costs associated with the Acquisition or the operating of the combined company; or an inability to implement the strategy of the combined company or achieve the Acquisition benefits set out herein. Additional factors that could cause actual results to differ materially from forward looking statements are set out in the most recent annual reports and accounts of the Lloyds TSB Group and HBOS, including Lloyds TSB Group's most recent annual report on Form 20-F filed with the SEC.

Forward-looking statements only speak as of the date on which they are made, and the events discussed herein may not occur. Subject to compliance with applicable law and regulation, neither Lloyds TSB nor HBOS undertakes any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise.

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for either Lloyds TSB or HBOS as appropriate.

  APPENDIX I

Conditions to the Implementation of the Scheme and the Acquisition

  The Acquisition will be conditional upon the Scheme becoming effective by not later than 28 February 2009 or such later date (if any) as, subject to the requirements of the City Code, HBOS and Lloyds TSB may agree and, if required, the Court may allow.

  The Scheme will be conditional upon:

approval of the Scheme by a majority in number representing three-fourths or more in value of the holders of HBOS Shares (or the relevant class or classes thereof), present and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting;

the resolution(s) required to approve and implement the Scheme being duly passed by the requisite majority at the HBOS Extraordinary General Meeting or any adjournment of that meeting;

the sanction (with or without modification, but subject to each such modification being acceptable to Lloyds TSB) of the Scheme and the confirmation of any reduction of capital involved therein by the Court and an office copy of the Court Order and the minute of such reduction attached thereto being delivered for registration to the Registrar of Companies in Edinburgh and in relation to the reduction of capital, being registered; and

the passing at the Lloyds TSB Extraordinary General Meeting (or at any adjournment of such meeting) of such resolution or resolutions as may be necessary to approve, effect and implement the Acquisition and the implementation of the Scheme (as such resolutions may be set out in the Lloyds TSB Shareholder Circular, including a resolution or resolutions to (i) approve the terms of the Acquisition, and (ii) authorise and permit the creation and allotment of New Lloyds TSB Shares), the making of any offer, proposal or other arrangement to holders of options under the HBOS Share Option Schemes and any necessary authorities and permissions for the creation and allotment of Lloyds TSB Shares in relation thereto.

In addition, HBOS and Lloyds TSB have agreed that, subject as stated in paragraph 4 below, the Acquisition will also be conditional upon the following matters, and, accordingly, the necessary actions to make the Scheme effective will not be taken unless such Conditions (as amended if appropriate) have been satisfied or waived:

  Admission becoming effective in accordance with the Listing Rules and the Admission and Disclosure Standards or, if Lloyds TSB and HBOS so determine and subject to the consent of the Panel (if required), the UK Listing Authority agreeing to admit the New Lloyds TSB Shares to the Official List and the London Stock Exchange agreeing to admit such shares to trading on its main market for listed securities subject only to (i) the allotment of such shares and/or (ii) the Acquisition becoming effective;;

  the Financial Services Authority (the "FSA") indicating pursuant to section 184(1) of the Financial Services and Markets Act 2000 (as amended) ("FSMA"), in terms reasonably satisfactory to Lloyds TSB, that it approves any acquisition of:

(i)    control over any UK authorised person;

(ii)    (if applicable) any additional kind of control over any UK authorised person; or

(iii)    (if applicable) any increase in a relevant kind of control which is already held over any UK authorised person,

in each case within the meaning of Part XII of FSMA which would take place as a result of the Acquisition or its implementation, or the FSA being treated as having given such approval under section 184(2) of FSMA;

  each Relevant Regulator having, to the extent necessary, approved or is deemed to have approved, in terms reasonably satisfactory to Lloyds TSB, the acquisition by Lloyds TSB of control over HBOS and any member of the Wider HBOS Group which is authorised or regulated by any Relevant Regulator, either unconditionally or subject to the fulfilment of certain conditions or obligations acceptable to Lloyds TSB;

  it being established in terms satisfactory to Lloyds TSB, that it is not the intention of the Office of Fair Trading or the Secretary of State to refer the proposed acquisition of HBOS by Lloyds TSB or any matter arising therefrom or related thereto to the Competition Commission; and (ii) if clause (i) is satisfied, either the period specified in Rule 26 of the Competition Appeal Tribunal Rules 2003 for making an application under section 120 of the Enterprise Act for the review of a decision in relation to the Acquisition having expired without any such application being made or, where any such application has been made, the Competition Appeal Tribunal having dismissed such application;

no Third Party having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or having required any such action to be taken or otherwise having done anything or having enacted, made or proposed any statute, regulation, decision or order and there not continuing to be outstanding any statute, regulation, decision or order or having taken any other steps which would or is reasonably likely to:

  make the Acquisition, its implementation or the acquisition of any HBOS Shares by any member of the Wider Lloyds TSB Group void, unenforceable or illegal under the laws of any jurisdiction or otherwise restrict, prohibit, delay or otherwise interfere with the implementation of, or impose additional material conditions or obligations with respect to, or otherwise challenge or require material amendment of the Acquisition;

require, prevent or delay the divestiture or materially alter the terms envisaged for any proposed divestiture by any member of the Wider Lloyds TSB Group or by any member of the Wider HBOS Group of all or any part of their respective businesses, assets or properties or impose any limitation on their ability to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof, which in any such case is material in the context of (as the case may be) the Wider Lloyds TSB Group or the Wider HBOS Group taken as a whole;

impose any limitation on, or result in a delay in, the ability of any member of the Wider Lloyds TSB Group to acquire or hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in HBOS or on the ability of any member of the Wider HBOS Group or any member of the Wider Lloyds TSB Group to hold or exercise effectively any rights of ownership of shares or other securities in or to exercise management control over any member of the Wider HBOS Group, which in any such case is material in the context of the Wider HBOS Group taken as a whole;

require any member of the Wider Lloyds TSB Group or the Wider HBOS Group to acquire or offer to acquire any shares or other securities (or the equivalent) in any member of the Wider HBOS Group or any asset owned by any third party (other than in the implementation of the Acquisition);

require, prevent or delay a divestiture, by any member of the Wider Lloyds TSB Group of any shares or other securities (or the equivalent) in HBOS;

result in any member of the Wider HBOS Group ceasing to be able to carry on business under any name which it presently does so the effect of which is material in the context of the Wider HBOS Group taken as a whole;

impose any material limitation on the ability of any member of the Wider Lloyds TSB Group or any member of the Wider HBOS Group to integrate or coߛordinate all or any part of its business with all or any part of the business of any other member of the Wider Lloyds TSB Group and/or the Wider HBOS Group which is adverse to and material in the context of the Wider HBOS Group taken as a whole; or

otherwise affect the business, assets, profits or prospects of any member of the Wider Lloyds TSB Group or any member of the Wider HBOS Group in a manner which is adverse to and material in the context of the Wider Lloyds TSB Group taken as a whole or the Wider HBOS Group taken as a whole (as the case may be);

and all applicable waiting and other time periods during which any such Third Party could decide to take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference or otherwise intervene under the laws of any jurisdiction in respect of the Acquisition, the Scheme or the proposed acquisition of any HBOS Shares having expired, lapsed, or been terminated;

all necessary or appropriate notifications, applications and/or filings having been made in connection with the Acquisition and all necessary waiting periods (including any extensions thereof) in connection therewith under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory and regulatory obligations in any jurisdiction having been complied with in connection with the Scheme and all Authorisations necessary or reasonably deemed appropriate by Lloyds TSB in any jurisdiction for or in respect of the Acquisition and the acquisition or the proposed acquisition of any shares or other securities in, or control of, HBOS by any member of the Wider Lloyds TSB Group having been obtained in terms and in a form reasonably satisfactory to Lloyds TSB from all appropriate Third Parties or (without prejudice to the generality of the foregoing) from any person or bodies with whom any member of the Wider HBOS Group or the Wider Lloyds TSB Group has entered into contractual arrangements and all such Authorisations necessary or reasonably deemed appropriate by Lloyds TSB to carry on the business of any member of the Wider HBOS Group in any jurisdiction having been obtained, in each case where a failure to make such notification or filing or to wait for the expiry, termination or lapsing of any such waiting period or to comply with such obligation or obtain such Authorisation would be material to the Wider HBOS Group taken as a whole and all such Authorisations remaining in full force and effect at the Effective Date  and there being no notice or intimation of an intention to revoke, suspend, restrict, modify or not to renew such Authorisations;

save as fairly disclosed by or on behalf of HBOS to Lloyds TSB or as publicly announced to a Regulatory Information Service by or on behalf of HBOS (in each case) prior to the date of this announcement, there being no provision of any arrangement, agreement, licence, permit, lease or other instrument to which any member of the Wider HBOS Group is a party or by or to which any such member or any of its assets is or may be bound or be subject which, or any event or circumstance having occurred which under any agreement, arrangement, licence, permit, lease or other instrument which any member of the Wider HBOS Group is a party to or to which any member of the Wider HBOS Group or any of its assets may be bound, entitled or subject would result in, as a consequence of the Acquisition or the acquisition or the proposed acquisition by any member of the Wider Lloyds TSB Group of any shares or other securities (or the equivalent) in HBOS or because of a change in the control or management of any member of the HBOS Group or otherwise, could or might reasonably be expected to result in, in any such case to an extent which is material in the context of the Wider HBOS Group taken as a whole:

  any monies borrowed by, or any other indebtedness, actual or contingent, of any member of the Wider HBOS Group being or becoming repayable, or capable of being declared repayable, immediately or prior to its or their stated maturity, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn or inhibited;

the rights, liabilities, obligations, interests or business of any member of the Wider HBOS Group under any such arrangement, agreement, licence, permit, lease or instrument or the interests or business of any member of the Wider HBOS Group in or with any other firm or company or body or person (or any agreement or arrangements relating to any such business or interests) being terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken thereunder;

any member of the Wider HBOS Group ceasing to be able to carry on business under any name under which it presently does so;

any assets or interests of, or any asset the use of which is enjoyed by, any member of the Wider HBOS Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any member of the Wider HBOS Group otherwise than in the ordinary course of business;

the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider HBOS Group;

the value of, or the financial or trading position or prospects of any member of the Wider HBOS Group being prejudiced or adversely affected;

the creation of any liability (actual or contingent) by any member of the Wider HBOS Group; or

any liability of any member of the Wider HBOS Group to make any severance, termination, bonus or other payment to any of the directors or other officers;

except as fairly disclosed by or on behalf of HBOS to Lloyds TSB, or disclosed in the Annual Report and Accounts, or as publicly announced to a Regulatory Information Service by or on behalf of HBOS (in each case) prior to the date of this announcement, no member of the Wider HBOS Group having since 31 December 2007:

  (save as between HBOS and whollyߛowned subsidiaries of HBOS and save for the issue of HBOS Shares on the exercise of options granted under the HBOS Share Option Schemes or pursuant to HBOS's dividend reinvestment scheme) issued or agreed to issue or authorised or proposed the issue of additional shares or securities of any class, or securities convertible into or exchangeable for shares, or rights, warrants or options to subscribe for or acquire any such shares, securities or convertible securities;

recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution (whether in cash or otherwise) save for any dividend declared prior to the Effective Date by any whollyߛowned subsidiary of HBOS;

save for transactions between HBOS and its whollyߛowned subsidiaries or between such wholly-owned subsidiaries, merged with or demerged or acquired any body corporate, partnership or business or acquired or disposed of, or transferred, mortgaged or charged or created any security interest over, any assets or any right, title or interest in any asset (including shares and trade investments) or authorised, proposed or announced any intention to do so in each case which is material in the context of the Wider HBOS Group;

save as between HBOS and its whollyߛowned subsidiaries or between such whollyߛowned subsidiaries, made, authorised, proposed or announced an intention to propose any change in its loan capital other than in the ordinary and usual course of carrying out its current banking activities;

issued, authorised or proposed the issue of any debentures, or (save as between HBOS and its whollyߛowned subsidiaries or between such whollyߛowned subsidiaries) incurred or increased any indebtedness or contingent liability, in any such case otherwise than in a manner which is materially consistent with the business of the Wider HBOS Group being conducted in the ordinary and usual course;

entered into or varied or announced its intention to enter into or vary any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) (otherwise than in the ordinary and usual course of business) which is of a long term, unusual or onerous nature, or which involves or could involve an obligation of a nature or magnitude which is, in any such case, material in the context of the Wider HBOS Group or which is or is likely to be materially restrictive on the business of any member of the Wider HBOS Group or the Wider Lloyds TSB Group;

entered into or varied the terms of any contract, service agreement or any arrangement with any director or senior executive of any member of the Wider HBOS Group;

proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme, or other benefit relating to the employment or termination of employment of any employee of the Wider HBOS Group;

made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors, employees or their dependants or the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined or to the basis on which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees involving the appointment of a trust corporation, which in any such case would be material in the context of the pension schemes operated by the HBOS Group;

implemented, effected or authorised, proposed or announced its intention to implement, effect, authorise or propose any reconstruction, amalgamation, commitment, scheme or other transaction or arrangement other than where it is not material in the context of the Wider HBOS Group or between wholly owned members of the HBOS Group;

purchased, redeemed or repaid or proposed the purchase, redemption or repayment of any of its own shares or other securities or reduced or, save in respect of the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital to an extent which (other than in the case of HBOS) is material in the context of the Wider HBOS Group taken as a whole;

waived or compromised any claim otherwise than in the ordinary and usual course of business which is material in the context of the Wider HBOS Group taken as a whole;

(other than in respect of a member which is dormant and was solvent at the relevant time) taken or proposed any corporate action or (to the extent material in the context of the Wider HBOS Group taken as a whole) had any legal proceedings instituted or threatened against it for its windingߛup (voluntary or otherwise), dissolution, reorganisation or for the appointment of any administrator, administrative receiver, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction;

been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business; or

entered into any contract, commitment, agreement or arrangement or passed any resolution with respect to or announced an intention to effect or propose any of the transactions, matters or events referred to in this paragraph (i);

except as fairly disclosed by or on behalf of HBOS to Lloyds TSB or disclosed in the Annual Report and Accounts, or as publicly announced to a Regulatory Information Service by or on behalf of HBOS (in each case) prior to the date of this announcement, since 31 December 2007:

  there having been no adverse change in the business, assets, financial or trading position, profits or prospects of any member of the Wider HBOS Group which is material in the context of the Wider HBOS Group taken as a whole;

no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced or instituted by or against or remaining outstanding against any member of the Wider HBOS Group or to which any member of the Wider HBOS Group is or may become a party (whether as plaintiff or defendant or otherwise) and no enquiry or investigation by or complaint or reference to any Third Party against or in respect of any member of the Wider HBOS Group having been threatened, announced or instituted or remaining outstanding which, in any such case, might be reasonably likely to adversely affect any member of the Wider HBOS Group to an extent which is material to the Wider HBOS Group taken as a whole;

no contingent or other liability having arisen or being likely to arise or having become apparent to Lloyds TSB which is or would be likely to adversely affect the business, assets, financial or trading position or profits or prospects of any member of the Wider HBOS Group to an extent which is material to the Wider HBOS Group taken as a whole; and

no steps having been taken and no omissions having been made which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider HBOS Group which is necessary for the proper carrying on of its business and the withdrawal, cancellation, termination or modification of which is material and likely to adversely affect the Wider HBOS Group taken as a whole;

except as fairly disclosed by or on behalf of HBOS to Lloyds TSB or disclosed in the Annual Report and Accounts, or publicly announced to a Regulatory Information Service by or on behalf of HBOS, in each case prior to the date of this announcement, Lloyds TSB  not having discovered:

  that any financial, business or other information concerning the Wider HBOS Group publicly disclosed or disclosed to any member of the Lloyds TSB Group at any time by or on behalf of any member of the Wider HBOS Group is materially misleading, contains a misrepresentation of material fact or omits to state a material fact necessary to make the information contained therein not misleading;

that any member of the Wider HBOS Group is subject to any liability, contingent or otherwise, which is not disclosed in the Annual Report and Accounts or Interim Results of HBOS, and which is material in the context of the Wider HBOS Group taken as a whole; or

any information which affects the import of any information disclosed to Lloyds TSB prior to the date of this announcement at any time by or on behalf of any member of the Wider HBOS Group and which is material in the context of the Wider HBOS Group taken as a whole; and

except as fairly disclosed by or on behalf of HBOS to Lloyds TSB or disclosed in the Annual Report and Accounts or publicly announced to a Regulatory Information Service by or on behalf of HBOS, in each case prior to the date of this announcement, in relation to any release, emission, accumulation, discharge, disposal or other fact or circumstance which has impaired or is likely to impair the environment (including property) or harmed or is likely to harm human health, no past or present member of the Wider HBOS Group (i) having committed any violation of any applicable laws, statutes, regulations, notices or other requirements of any Third Party; and/or (ii) having incurred any liability (whether actual or contingent) to any Third Party; and/or (iii) being likely to incur any liability (whether actual or contingent), or being required, to make good, remediate, repair, reinstate or clean up the environment (including any property), which (in each case) is material in the context of the Wider HBOS Group taken as a whole.

Lloyds TSB reserves the right to waive in whole or in part all or any of the Conditions except Condition 2.  Lloyds TSB will be under no obligation to waive or treat as satisfied any of the conditions in Condition 3 notwithstanding that the other Conditions may have been waived or satisfied and that there are no circumstances indicating that the relevant condition may not be capable of satisfaction.

The Acquisition will lapse and the Scheme will not proceed if, before the date of the Court Meeting, there is a reference to the UK Competition Commission.

Subject to the consent of the Panel, Lloyds TSB reserves the right to elect to implement the Acquisition by way of a contractual offer. In such event, such offer will be implemented on the same terms (subject to any revisions appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. (or such lesser percentage (not being less than 50 per cent.) as Lloyds TSB may decide) of the shares to which such offer relates), so far as applicable, as those which would apply to the Scheme.

If Lloyds TSB is required by the Panel to make an offer for HBOS Shares under the provisions of Rule 9 of the City Code, then Lloyds TSB may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

The Acquisition and the Scheme will be governed by Scottish law and be subject to the jurisdiction of the Scottish courts. The Acquisition will comply with the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the City Code and any other applicable laws or regulations.

  APPENDIX II

Sources and Bases of Information

Save as otherwise stated, the following constitute the bases and sources of certain information referred to in this announcement:

  The financial information relating to Lloyds TSB has been extracted from its audited annual accounts for the for the relevant periods and the interim unaudited financial statements as published by Lloyds TSB for the relevant periods, all of which are prepared in accordance with IFRS.

The financial information relating to HBOS has been extracted from its audited annual accounts for the relevant periods and the interim unaudited financial statements as published by HBOS, all of which are prepared in accordance with IFRS.

The value placed on the entire issued ordinary share capital of HBOS by the Acquisition is based on 5,268,736,351 HBOS Shares in issue at the date of this announcement.

All prices quoted for HBOS Shares and Lloyds TSB Shares are Closing Prices.

APPENDIX III

Definitions

The following definitions apply throughout this announcement unless the context otherwise requires:

"Acquisition"	the proposed acquisition by Lloyds TSB of HBOS by means of the Scheme of Arrangement;
"Admission"

means the admission of the New Lloyds TSB Shares to the Official List, in accordance with the Listing Rules, and the admission of the New Lloyds TSB Shares to trading on the London Stock Exchange's main market for listed securities in accordance with the Admission and Disclosure Standards of the London Stock Exchange;

"Annual Report and Accounts"	the annual report and accounts of HBOS for the year ending 31 December 2007;
"Authorisations"	authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, certificates, permissions or approvals;
"Business Day"	a day (excluding Saturdays, Sundays and public holidays) on which banks are generally open for business in the City of London or Edinburgh;
"City Code"	the City Code on Takeovers and Mergers;
"Closing Price"	the closing middle-market quotation of a HBOS Share or a Lloyds TSB Share as derived from the London Stock Exchange Daily Official List (as the context requires);
"Companies Act"	the Companies Act 2006, as amended;
"Competition Commission"	the body corporate known as the Competition Commission as established under section 45 of the Competition Act 1998, as amended;
"Conditions"	the conditions to the implementation of the Acquisition set out in Appendix I of this announcement and "Condition" means any one of them;
"Court"	the Court of Session in Edinburgh;
"Court Meeting"

the meeting of the Scheme Shareholders (and any adjournment thereof) to be convened pursuant to an order of the Court pursuant to section 896 of the Companies Act for the purpose of considering and, if thought fit, approving the Scheme (with or without amendment);

"Court Orders"

the orders of the Court granted at the First Court Hearing (sanctioning the Scheme under section 899 of the Companies Act) and at the Second Court Hearing (confirming the reduction of capital provided for by the Scheme under section 137 of the Companies Act 1985 (as amended or re-enacted), respectively or, where the context so requires, either of them;

"CREST"	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in CREST);
"CRESTCo"	CRESTCo Limited;
"Daily Official List"	the daily official list of the London Stock Exchange;
"Effective Date"	the date on which the Scheme becomes effective in accordance with its terms;
"Exchange Ratio"	the ratio of 0.83 Lloyds TSB Shares for every 1 HBOS Share;
"First Court Hearing"	the hearing by the Court of the petition to sanction the Scheme under section 899 of the Companies Act;
"FSMA"	Financial Services and Markets Act 2000;
"HBOS"	HBOS plc;
"HBOS ADRs"	the American Depositary Receipts of HBOS, each representing one HBOS Share;
"HBOS Articles"	the articles of association of HBOS in force from time to time;
"HBOS Board"	the board of directors of HBOS as at the date of this announcement;
"HBOS Deposit Agreement"	the deposit agreement, dated 18 October 2006, between HBOS plc, The Bank of New York, as depositary, and the owners and holders of HBOS ADRs issued thereunder (as amended or restated);
"HBOS Extraordinary General Meeting"	the extraordinary general meeting of HBOS Shareholders (and any adjournment thereof) to be convened in connection with the Acquisition;
"HBOS Group"	HBOS and its subsidiary undertakings;
"HBOS Share Option Schemes"

HBOS plc Sharesave Plan 2001 (including the Unapproved Schedule and Irish Schedule); HBOS plc International Sharesave Plan 2001; HBOS plc Inland Revenue Approved Employee Share Option Plan 2002 (including the Unapproved Plan, Share Appreciation Rights Schedule, Australian Plan and Irish Schedule); HBOS plc Share Incentive Plan; HBOS plc International Free Shares Plan; HBOS plc Australian Free Shares Plan; HBOS plc Long Term Executive Bonus Plan; HBOS plc Annual Bonus Plan; HBOS plc Approved Profit Sharing Scheme; ICC Bank Approved Profit Sharing Scheme; and Insight Investment Management Limited Share Option Plan;

"HBOS Shareholders"	the registered holders of HBOS Shares and such term shall include holders of HBOS ADRs, as the case may be, and "HBOS Shareholder" means any of such holders;
"HBOS Shares"	the ordinary shares of 25 pence each in the capital of HBOS (including Shares underlying HBOS ADRs) and "HBOS Share" means any one of them;
"Hearing Record Time"	6.00 p.m. on the Business Day immediately preceding the Second Hearing Date;
"Interim Results"	means the unaudited interim financial results of HBOS for the six month period ending 30 June 2008;
"Listing Rules"	the Listing Rules of the UK Listing Authority;
"Lloyds TSB"	Lloyds TSB Group plc;
"Lloyds TSB ADRs"	the American Depositary Receipts of Lloyds TSB, each representing four Lloyds TSB Shares;
"Lloyds TSB Deposit Agreement"	the deposit agreement, dated 27 November 2001, between Lloyds TSB Group plc, The Bank of New York, as depositary, and the owners and holders of HBOS ADRs issued thereunder (as amended or restated);
"Lloyds TSB Extraordinary General Meeting"	the general meeting of Lloyds TSB Shareholders to be convened in connection with the Acquisition;
"Lloyds TSB Group"	Lloyds TSB and its subsidiary undertakings;
"Lloyds TSB Shares"	the existing shares of 25 pence each in the capital of Lloyds TSB (including shares underlying Lloyds TSB ADRs) and "Lloyds TSB Share" means any one of them;
"Lloyds TSB Shareholder Circular"	the notice convening the Lloyds TSB Extraordinary General Meeting and the information and documentation to be made available to Lloyds TSB Shareholders at the time such notice is published;
"Lloyds TSB Shareholders"	holders of Lloyds TSB Shares and "Lloyds TSB Shareholder" means any one of them;
"London Stock Exchange"	London Stock Exchange plc or its successor;
"Meetings"	the Court Meeting and the HBOS Extraordinary General Meeting;
"Merrill Lynch"	Merrill Lynch International;
"Morgan Stanley"	Morgan Stanley & Co. Limited;
"New Lloyds TSB ADRs"	the Lloyds TSB ADRs proposed to be issued pursuant to the Acquisition;
"New Lloyds TSB Shares"	the Lloyds TSB Shares proposed to be issued (or delivered in full or in part from treasury stock) and credited as fully paid pursuant to the Acquisition;
"NYSE"	The New York Stock Exchange, Inc.;
"Offer"

should Lloyds TSB elect to make the Acquisition by way of a contractual offer, the recommended offer to be made by Lloyds TSB for HBOS, on the terms and subject to the conditions set out in this announcement and to be set out in the formal offer document and where the context admits, any subsequent revision, variation, extension or renewal of such offer;

"offer period"	has the meaning given to it in the City Code;
"Office of Fair Trading" or "OFT"	the UK Office of Fair Trading;
"Official List"	means the official list of the UK Listing Authority;
"Panel"	the Panel on Takeovers and Mergers;
"Regulations"

the Uncertificated Securities Regulations 2001 (SI 2001/3755) including any modification thereof or any regulations in substitution therefore made under section 207 of the Companies Act and for the time being in force;

"Regulatory Information Service"	any of the services authorised from time to time by the Financial Services Authority for the purposes of disseminating regulatory announcements;
"Relevant Regulator"

in respect of HBOS or any member of the Wider HBOS Group, each and any regulatory authority to the supervision and/or authorisation of which it is subject whether statutory, self-regulatory or otherwise, including, without limitation, the FSA, any settlement system, stock exchange or listing authority;

"Scheme" or "Scheme of Arrangement"

the proposed scheme of arrangement under sections 895 to 899 of the Companies Act between HBOS and the holders of the Scheme Shares, with or subject to any modification thereof or in addition thereto or condition agreed by HBOS and Lloyds TSB and which the Court may think fit to approve or impose;

"Scheme Document"	the document to be posted to HBOS Shareholders and others containing, inter alia, the Scheme and the notice of the Meetings;
"Scheme Shareholders"	the holders of Scheme Shares;
"Scheme Shares"

HBOS Shares:

  in issue on the date of this announcement;

(if any) issued after the date of this announcement and prior to the Voting Record Time;

(if any) issued on or after the Voting Record Time and at or prior to the Hearing Record Time either on terms that the original or any subsequent holder thereof shall be bound by the Scheme or, in the case of any such shares issued prior to the adoption of the amendment to the HBOS Articles to be adopted at the HBOS Extraordinary General Meeting, in respect of which the holder thereof shall have agreed in writing to be bound by the Scheme;

"SEC"	United States Securities and Exchange Commission;
"Securities Act"	the United States Securities Act of 1933, as amended;
"Second Court Hearing"	the hearing by the Court of the petition to confirm the reduction of capital provided for by the Scheme under section 137 of the Companies Act 1985 (as amended or re-enacted);
"Third Party"

a government, governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, trade agency, court, association, institution or any other body or person in any jurisdiction;

"UK Listing Authority"	the Financial Services Authority in its capacity as the competent authority for listing under Part VI of the Financial Services and Markets Act 2000;
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland and its dependent territories;
"United States" or "US"	the United States of America (including the states of the United States and the District of Columbia), its possessions and territories and all areas subject to its jurisdiction;
"Voting Record Time"	the time fixed by the Court and HBOS for determining the entitlement to vote, respectively, at the Court Meeting and the HBOS Extraordinary General Meeting as set out in the notices thereof;
"Wider HBOS Group"

the HBOS Group and associated undertakings and any other body corporate, partnership, joint venture or person in which the HBOS Group and such undertakings (aggregating their interests) have an interest of more than 20 per cent. of the voting or equity capital or the equivalent;

"Wider Lloyds TSB Group"

the Lloyds TSB Group and associated undertakings and any other body corporate, partnership, joint venture or person in which the Lloyds TSB Group and such undertakings (aggregating their interests) have an interest of more than 20 per cent. of the voting or equity capital or the equivalent.

For the purposes of this announcement, "subsidiary", "subsidiary undertaking", "undertaking" and "associated undertaking" have the meanings given by the Companies Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:    September 18, 2008